Exhibit 99.1

The following is an excerpted transcript of the earnings conference call held at 8:30 a.m. Eastern Time on July 18, 2019 by Alliance Data Systems Corporation. The following does not purport to be a complete or error-free statement or summary of the conference call.

Charles L. Horn, Executive VP & Vice Chairman:

“As previously discussed, we completed the sale of Epsilon to Publicis Groupe on July 1. We anticipate using the net proceeds of approximately $3.5 billion from the transaction to retire corporate debt and to repurchase our shares. The debt retirement of $2.4 billion is largely done, dropping our pro forma debt leverage ratio to 1.6x, and we plan to launch within the next few days a modified Dutch tender — Dutch auction tender offer to acquire between $700 million to $750 million of our common stock. The remainder of our share repurchase authorization has been set aside as dry powder to enable opportunistic future open markets for other purchases, the timing of which is tied to other initiatives underway.”

Additional Information Regarding the Tender Offer

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Alliance Data Systems Corporation common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Alliance Data Systems Corporation common stock or any other securities. On the commencement date of the Offer, Alliance Data Systems Corporation will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Alliance Data Systems Corporation will be filing with the SEC at the SEC’s website at www.sec.gov or from Alliance Data System Corporation’s website at www.alliancedata.com.